July 13, 2012

VIA EDGAR
Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:         Discovery Gold Corporation
F/K/A Norman Cay Development, Inc.
Form 10-Q/A for the quarter ended January 31, 2012
Filed on June 5, 2012
Form 8-K/A dated January 23, 2012
Filed on June 5, 2012
Response letter dated June 5, 2012
File No. 000-54709

We are responding to comments contained in the Staff letter, dated June 15, 2012, addressed to Dean Huge, Chief Financial Officer of the Company, with respect to the Company’s Form 10-Q/A for the quarter ended January 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2012, Form 8-K/A dated January 23, 2012 filed on June 5, 2012 and response letter dated June 5, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 8-K/A filed June 5, 2012

Item 1. Business, page 4

1.
It does not appear your response to comment 3 from our letter dated April 4, 2012 is in the disclosure. If so, please advise exactly where your response is; otherwise, revise to incorporate your response regarding the relationships among Norman Cay Development, Inc. and its affiliates, Discovery Gold Ghana Limited and its affiliates, and North Springs Resources Corp. and its affiliated at the time of the earn-in agreement.

Response:

We will add the following disclosure in Amendment No. 4 to the Form 8-K to include our response to comment 3 from your letter dated April 4, 2012.

Earn-In Agreement

On January 25, 2012, the Company, through its wholly-owned subsidiary, DGG, entered into certain Earn-In Agreement (the “Earn-In Agreement”) by and between DGG and North Springs Resources Corp., a Nevada corporation (“NSRS”). Pursuant to the Earn-In Agreement, NSRS shall acquire working interest (the “Working Interest”) in DGG’s interest (“DGG’s Interest”) in the Property, per the terms of the Earn-In Agreement as follows:

Working Interest:

NSRS shall provide a total of one million two hundred fifty thousand dollars ($1,250,000) to DGG according to the following payment schedule (each a “Commitment Payment”):

(i) an initial payment of two hundred fifty thousand dollars ($250,000) (the “Initial Payment”), of which one hundred fifty thousand dollars ($150,000) is due within five (5) days of the execution of the Earn-In Agreement and the remaining one hundred thousand dollars ($100,000) is due within thirty (30) days of the execution of the Earn-In Agreement;

(ii) five hundred thousand dollars ($500,000) on or before July 31, 2012 (the “Second Commitment Payment”); and

(iii) five hundred thousand dollars ($500,000) on or before December 31, 2012 (the “Third Commitment Payment”).

Upon making the full Initial Payment to DGG, NSRS acquired a five percent (5%) Working Interest in DGG’s Interest.

In the event that NSRS fails to provide the Second Commitment Payment to DGG on or before July 31, 2012, fifty percent (50%) of NSRS’ Working Interest shall automatically revert back to DGG and NSRS shall be deemed to have forfeited its right to provide the Third Commitment Payment.  DGG shall then have the option to buy back an additional twenty five percent (25%) of NSRS’ Working Interest in exchange for one hundred fifty thousand dollars ($150,000).

Additional Working Interest:

NSRS shall acquire an additional twenty five percent (25%) Working Interest in DGG’s Interest (the “Additional Interest”) in exchange for ten million (10,000,000) shares of common stock of NSRS (the “NSRS Shares”).  The Additional Interest is in addition to the Working Interest described above.

In the event that the value of the NSRS Shares is less than two million five hundred dollars ($2,500,000) on October 1, 2012, DGG shall have the option to either: (a) take back the Additional Interest from NSRS and return the NSRS Shares to NSRS; or (b) keep the NSRS Shares and allow NSRS to keep the Additional Interest.  If DGG elects option (a), DGG shall notify NSRS of its decision in writing within five (5) business days from October 1, 2012.

There were no material relationships that existed between NCDL and its affiliates, DGG and its affiliates, and NSRS and its affiliates at the time of the Earn-In Agreement. NCDL and DGG were introduced to NSRS through Gerry Bellanger of Live Call Investor Relations Company located in Toronto, Canada, the investor relations firm for both NCDL and NSRS. Gerry Bellanger introduced Harry Lapa, President of NSRS, to Dean Huge, Chief Financial Officer of NCDL and Donald Ross, director of NCDL and President of DGG. NCDL was in need of financial resources for development and believed the terms of financing under the Earn-In Agreement favorable to the Company. NSRS, on the other hand, considered the transaction a good investment opportunity. Thus the parties proceeded to consummate the transaction. The Earn-In Agreement and related documents were prepared by the counsels for NCDL and NSRS.

Adom Option Agreement, page 7

2.
We note your responses to comments 4 and 5 from our letter dated May 21, 2012 regarding the delay in the execution of the Option Assignment Agreement and the current lack of legal effectiveness and enforceability of the assignment of the Option. Please prominently highlight throughout your disclosure the date the Option Assignment Agreement was executed by all parties and yet, notwithstanding this, the assignment of the Option to Discovery Gold Ghana Limited (“DGG”) is not currently legally effective or enforceable so that DGG has not succeeded to the Option Assignment Agreement. Clearly state that Norman Cay Development, Inc. acquired DGG prior to the execution of the Option Assignment Agreement and revise disclosure that suggests otherwise, such as the third and fourth sentences in the second paragraph on page 4. Please present a risk factor on this issue and revise your Management’s Discussion and Analysis accordingly. Similarly, revise the Form 10-Q for the fiscal quarter ended January 31, 2012 as necessary.

Response:

Due to an internal clerical error of the Minerals Commission, the appropriate internal governmental documents were not submitted to the Ministry of Lands and Natural Resources until July 4, 2012. Pursuant to our Ghana counsel, the Technical Director for Mining has confirmed from their official record receipt of a letter of recommendation from the Minerals Commission dated June 6, 2012 with respect to the Option Assignment Agreement dated August 22, 2011 between Xtra-Gold and DGG.  The Technical Director indicated that based on the Commission’s recommendation he expects that the Minster would issue the letter of approval within the next few weeks. Nevertheless, we would like to amend our disclosure pursuant to your comments prior to receipt of the final approval from the Ministry.

We will revise our disclosure as follows in Amendment No. 4 to the Form 8-K, with the changes underlined for your ease of reference.

On September 2, 2011, Norman Cay Development, Inc., a Nevada corporation (the “Company”) entered into a certain Share Exchange Agreement (the “Share Exchange Agreement”) by and among the Company, Discovery Gold Ghana Limited, a company organized under the laws of the country of Ghana (“DGG”), the stockholders of DGG (the “DGG Stockholders”), and the majority stockholder of the Company. Pursuant to the Share Exchange Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding ordinary shares of DGG, and in exchange the Company: (i) made a one-time payment of one hundred thousand dollars ($100,000) to DGG and (ii) issued seventeen million five hundred thousand (17,500,000) newly-issued shares of restricted common stock of the Company to the DGG Stockholders resulting in the acquisition of DGG by the Company (the “Acquisition”). ~~The Company determined that the Acquisition will allow the Company to move forward with its new business plan to conduct mineral exploration activities.~~ As a result of closing the Share Exchange Agreement, the Company has acquired DGG, as its wholly-owned subsidiary. ~~, and thus has acquired the Option to acquire the mineral rights to the Edum Banso Concession in Ghana in the South Western Region of West Africa (the “Option”)..~~ The acquisition of DGG ~~and thus the acquisition of the Option rights~~ by the Company did not require Ghana government regulatory consent under the Mining Act or any other applicable legislation of Ghana.

Option Assignment Agreement

On August 22, 2011, DGG entered into an Agreement for Assignment of Option Interest (the “Option Assignment Agreement”), by and among XGEL, Xtra Gold (collectively XGEL and Xtra Gold are referred to hereinafter as “Xtra-Gold Resources”), Adom and DGG, pursuant to which DGG was assigned the exclusive Option, for those mineral rights related to the Property. Pursuant to the terms thereof, Xtra-Gold Resources sold, assigned and transferred 100% of its right, title and interest in to the Option to DGG. Adom agreed to the assignment. In exchange for the Option, Xtra Gold Resources was to receive an aggregate payment of two hundred fifty thousand dollars ($250,000), of which $125,000 was paid in cash upon execution of the Option Assignment Agreement and the remainder $125,000 together with additional expense of $10,000 was issued in the form of a note by DGG, payable in six months from the date of the Option Assignment Agreement. The Option Assignment Agreement shall not be filed with the Government of Ghana until the note is paid in full. The note was paid off on January 23, 2012.  Additionally, Xtra Gold Resources received  a one-time issuance of DGG’s common stock, representing 5.71% of the issued and outstanding common stock of Norman Cay Development, Inc. upon acquisition of DGG by Norman Cay Development, Inc.

Although the Option Assignment Agreement was dated August 22, 2011, Adom did not sign it until the early part of 2012 as Adom raised some issues concerning its residual rights under the Option Agreement after XGEL had assigned the Option to DGG.  The issues raised by Adom were eventually resolved to Adom’s satisfaction. On April 4, 2012, the Option Assignment Agreement was executed by all parties.  The time lag between the raising of the issues by Adom and their resolution caused the delay in the execution of the Option Assignment Agreement thereby causing XGEL’s inability to seek Ghana Government approval of the Option Assignment Agreement until April 4, 2012.

Following an application made by XGEL on April 4, 2012, a formal approval of the Option Assignment Agreement was given by the Minerals Commission (“Mincom”) of Ghana by a letter dated May 4, 2012 (the “Letter”). The Letter is the official response of the Mincom to XGEL’s application for government approval of the Option Assignment Agreement as required by Section 14 of the Mining Law.  The Minister responsible for mines is required by the Mining Law to act on the advice of the Mincom when exercising his powers and discretions conferred on him under the Mining Law.  Consequently, all applications to the Minister for the exercise of such powers under the Mining Law are lodged with the Mincom which reviews the application and makes the appropriate recommendation to the Minister. The Mincom charges a consideration fee for reviewing and making recommendations to the Minister.  In the case of the XGEL’s application dated April 4, 2012 the letter dated May 4, 2012 was the official response of the Mincom confirming that the Mincom had received the application and accompanying documents, reviewed the XGEL’s application with its supporting documents and would recommend the application to the Minister, subject to the payment of a consideration fee of US$10,000 to the Commission.  DGG, as the assignee of the option rights, has since May 29, 2012 paid the consideration fee of US$10,000 to the Mincom, which will now forward its recommendation to the Minister to grant approval of the assignment of the Option rights from XGEL to DGG.  The Minister is required under the Mining Law not to unreasonably withhold such approval or grant such approval on unreasonable terms.  The Minister is also required to grant such approval within thirty (30) days of receipt of the recommendation from the Mincom or give written reasons to the applicant for failing to decide on the application within such period.

Pursuant to Section 14 of the Mining Law of Ghana, mineral right shall not in whole or in part  be transferred, assigned, mortgaged or otherwise encumbered or dealt with in any manner without the prior approval in writing of the Minister, which approval shall not be unreasonably withheld or given subject to unreasonable conditions. In the opinion of our Ghana counsel, the Option Assignment Agreement which is subject to this statutory provision will not be legally effective and enforceable prior to receiving the ministerial approval. The US$10,000 fee paid to the Mincom is not a prescribed statutory fee but rather an administrative fee which is charged by the Mincom for reviewing and recommending applications under the Mining Law to the Minister. Thus the fee will not affect the legality and enforceability of the assignment of the Option rights.

In addition, the Option Assignment Agreement prescribed that it would become effective upon receipt of all regulatory approvals in Ghana, U.S.A, and Canada including approval from the Minister of Mines and the TSX Exchange if applicable.  Pursuant to Section 6 of the Option Assignment Agreement, the procurement of the ministerial approval is one of the pre-conditions for the completion and effectiveness of the transfer of the option interest to DGG.  The approval of the Minster of Mines is the only regulatory approval that is required in Ghana for the effectiveness of the assignment of the option interest. This regulatory approval has been duly applied for and following demand made in its letter dated May 4, 2012, the requisite consideration fee of US$10,000 has been paid by DGG to the Ghana Minerals Commission on May 29, 2012.  Such ministerial approval should ordinarily be issued by the Minister within thirty days after receipt of the favorable recommendation from the Minerals Commission.

As of the date of this report, the Minister has not granted approval for the Option Assignment Agreement due to an internal clerical error by the Minerals Commission. The appropriate internal documents were not submitted until July 4, 2012.  As a result, the assignment of the Option to DGG is not currently legally effective or enforceable. Therefore, DGG has not succeeded to the Option Assignment Agreement.

We will also add the following risk factor in response to the above comment:

If we fail to obtain the Ghana governmental approval on the Option Assignment Agreement, our business in Ghana could be materially adversely affected.

Pursuant to Section 6 of the Option Assignment Agreement dated August 22, 2011 between XGEL and DGG, the procurement of the ministerial approval is one of the pre-conditions for the completion and effectiveness of the transfer of the option interest to DGG.  The approval of the Minster of Mines is the only regulatory approval that is required in Ghana for the effectiveness of the assignment of the option interest. This regulatory approval has been duly applied for and the requisite fee has been paid by DGG.  Such ministerial approval should ordinarily be issued by the Minister within thirty days after receipt of the favorable recommendation from the Minerals Commission. On June 6, 2012, the Mineral Commission submitted their recommendation to the Minister. However, as of the date of this report, the Minister has not granted approval for the Option Assignment Agreement due to lack of appropriate internal governmental documentation resulting from an internal clerical error of the Minerals Commission.  As a result, the assignment of the Option to DGG is not currently legally effective or enforceable.

 The appropriate internal governmental documentation for the ministerial approval has been submitted on July 4, 2012 and we believe that the Ministry will approve the Option Assignment Agreement in a few weeks. However, we cannot guarantee that such approval will be granted.  If we fail to obtain the Ghana governmental approval, our business plan to conduct mineral exploration activities in Ghana could get delayed or abandoned and our business in Ghana could be materially adversely affected.

Additionally, we will include the following disclosure under Management’s Discussion and Analysis:

OVERVIEW

The Company was incorporated in the State of Nevada on April 29, 2010 with an intention to be an authorized retailer of wireless telephones and service plans with initial operation in Michigan or elsewhere in the Midwest.

On September 2, 2011, the Company entered into a share exchange agreement with Discovery Gold Ghana Limited, a company organized under the laws of the country of Ghana (“DGG”).  Under the terms of the agreement, the Company acquired 100% of the issued and outstanding shares of DGG in exchange for $100,000 and 17,500,000 common shares of the Company.  In connection with the acquisition of DGG, the Company discontinued its intention of being a retailer or wireless telephones and service plans and changed its operating focus to the acquisition and development of mineral properties in the country of Ghana.

DGG entered into an Agreement for Assignment of Option Interest (the “Option Assignment Agreement”), by and among XGEL, Xtra Gold (collectively XGEL and Xtra Gold are referred to hereinafter as “Xtra-Gold Resources”), Adom and DGG, pursuant to which DGG was assigned the exclusive Option, for those mineral rights related to the Edum Banso Concession in Ghana. The Option Assignment Agreement was fully executed on April 4, 2012 and applications for requisite governmental approval have been submitted thereafter. As of the date of this report, the final governmental approval for the Option Assignment Agreement is still pending due to lack of appropriate documentation resulting from an internal clerical error of the Minerals Commission.  As a result, the assignment of the Option to DGG is not currently legally effective or enforceable.

The appropriate documentation for the ministerial approval has been submitted on July 4, 2012 and we believe that the Ministry will approve the Option Assignment Agreement in a few weeks. However, we cannot guarantee that such approval will be granted.  If we fail to obtain the Ghana governmental approval, our business plan to conduct mineral exploration activities in Ghana could get delayed or abandoned and our business in Ghana could be materially adversely affected.

3.
We note your response to comment 5 from our letter dated May 21, 2012. It is unclear whether DGG has paid the note issued to Xtra Gold Resources Corp. in the principal amount of $135,000 as consideration for the assignment of the option. Please disclose the date of repayment. If DGG has not repaid the note, please explain why the Option Assignment Agreement was submitted for Ghana government approval on April 4, 2012. Revise your Managements’ Discussion and Analysis and Form 10-Q as necessary if the note is still outstanding.

Response:

The final payment of the note was made on January 23, 2012.  We will revise our disclosure accordingly in Amendment No. 4 to the Form 8-K as follows:

On August 27, 2011, DGG entered into an Agreement for Assignment of Option Interest (the “Option Assignment Agreement”), by and among XGEL, Xtra Gold (collectively XGEL and Xtra Gold are referred to hereinafter as “Xtra-Gold Resources”), Adom and DGG, pursuant to which DGG was assigned the exclusive Option, for those mineral rights related to the Property. Pursuant to the terms thereof, Xtra-Gold Resources sold, assigned and transferred 100% of its right, title and interest in to the Option to DGG. Adom agreed to the assignment. In exchange for the Option, Xtra Gold Resources was to receive an aggregate payment of two hundred fifty thousand dollars ($250,000), of which $125,000 was paid in cash upon execution of the Option Assignment Agreement and the remainder $125,000 together with additional expense of $10,000 was issued in the form of a note by DGG, payable in six months from the date of the Option Assignment Agreement. The note was paid off on January 23, 2012. The Option Assignment Agreement shall not be filed with the Government of Ghana until the note is paid in full. Additionally, Xtra Gold Resources received a one-time issuance of DGG’s common stock, representing 5.71% of the issued and outstanding common stock of Norman Cay Development, Inc. upon acquisition of DGG by Norman Cay Development, Inc.

Form 10-Q for Fiscal Quarter Ended January 31, 2012, as amended June 5, 2012

3. Acquisition of Discovery Gold Ghana Ltd., page 10

4.
Your response to comment 8 from our letter dated May 21, 2012 provides no indication that Discovery Gold Ghana Limited (DGGL) engaged in any operations other than those transactions limited to issuing shares and acquiring the Edum Banso prospecting rights and the option from Xtra-Gold Resources. Moreover, it appears from your response dated June 5, 2012 that DGGL entered into its transaction with Norman Cay Development solely to obtain future access to funding opportunities available to public companies. For these reasons and for reasons stated in our letter dated May 21, 2012, it continues to appear to us that the August 27, 2011 portion of this structured transaction is substantive and reflects the sale and purchase of the asset in question in an arm’s-length transaction between willing parties, with inactive shell company, DGGL, in contemplation by Xtra-Gold Resources of the consideration ultimately transferred, consideration consisting of cash and a 5.7% equity interest on Norman Cay Development. We continue to believe that the August 27, 2011 transaction as contractually contemplated between Xtra-Gold Resources and the registrant together with DGGL best reflects the fair value of the consideration exchanged. Please revise.

Response:

On August 27, 2011, Norman Cay Development entered into an agreement with Xtra Gold Resources for the acquisition of an option in mineral rights in Ghana.  Norman Cay Development agreed to pay Xtra Gold 1,000,000 shares and $250,000 cash, both of which have been paid to date.  The shares had a fair value of $0.26per share on August 27, 2011, resulting in a fair value of the shares of $260,000.  When combined with the cash the option value is $510,000.  On September 2, 2011, Norman Cay Development entered into an agreement to purchase a Ghana based company, Discovery Gold Ghana, for 17,500,000 shares and $100,000 cash.  The shares had a fair value of $0.26 per share on September 2, 2011 resulting in a fair value of the shares of $4,550,000.  When combined with the cash the acquisition of Discovery Gold Ghana resulted in an expense of $4,650,000.  This amount was expensed as the transaction represents a related party transaction.  The amount was not recorded as donated capital as the two companies were not under common control.

Accordingly, we will restate our financial statements in the amendments to the Forms 10-Q. We have enclosed proposed amendments to the Forms 10-Q as Exhibits A&B.

2.(h) Mineral Property Costs, page 11

5.
We have considered your revenue recognition disclosure added to page 9 of your amended Form 10-Q. Norman Cay Development, however, entered into an arrangement on January 25, 2012 and sold 10% of the Edum Banso Option to North Springs Resources Corp. for $1.25 million, of which $250,000 had been received. This transaction appears to meet the first three of your revenue recognition criteria. However, as the initial option payment was charged against the carrying costs of these mineral rights, it appears that collectability of the full sales price is not assured. Please advise and expand your discussion of liquidity and capital resources to address any material uncertainties regarding the collection of the full sales price.

Response:

On January 25, 2012, Norman Cay sold 10% of the Edum Banso option to North Springs Resources Corp. for $1,250,000, of which $250,000 has been collected to date.  The remaining $1,000,000 is due from North Springs in two $500,000 payments on July 31, 2012 and December 31, 2012.  Management has determined that collectability of the remaining $1,000,000 is questionable considering the limited funds of North Springs to satisfy the payments by their due dates.  In addition, North Springs is a development stage company with limited activities and no revenue generating activities to fund the two final payments.  Considering the lack of funds available and the approaching payment being due within one month it appears that the collectability of the remaining $1,000,000 is questionable.

We will include the following disclosure under our accounting policies.

The Company, an exploration company, focuses on gold and does not have operating revenues; and therefore, we must utilize our current cash reserves, funds obtained from the sale of stock, options, warrants, joint ventures and other financing transactions to maintain our capacity to meet our planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

6.
Further, it appears from your earlier response to comment 13 of our letter dated April 4, 2012 that you currently plan to use a cost recovery method to recognize revenue from the sales of your Edum Banso prospecting rights to North Springs Resources Corp. Please revise your accounting policy disclosure to specify how you are accounting for the sale of your Edum Banso prospecting rights to North Springs Resources Corp. prior to the occasion on which all criteria for revenues recognition have been met.

Response:

We will revise our accounting policy disclosure to include the following disclosure:

No revenue has been recorded on the 10% sale of the Edum Banso option to North Spring Resources Corp. due to the questionable collectability of the remaining $1,000,000 called for in the January 25, 2012 agreement.  As the amount has a questionable collectability and therefore does not meet the four revenue recognition criteria of ASC 605 it was determined that the amount of cash received to date ($250,000) should offset the asset value recorded rather than be carried as revenue.  In addition, the remaining $1,000,000 was not recorded as a receivable given the questionable collectability.  This results in no gain or revenue being recorded on the transaction to date.

 In connection with the Company’s response, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

DISCOVERY GOLD CORPORATION

/s/ Dean Huge
By: Dean Huge
Title:  Chief Financial Officer